Exhibit 4.3

Execution Version

CABOT OIL & GAS CORPORATION

AMENDMENT NO. 1 TO NOTE PURCHASE AGREEMENT

As of June 30, 2010

To the Holders of Notes Named

on the Signature Pages Hereto

Ladies and Gentlemen:

Cabot Oil & Gas Corporation (hereinafter, together with its successors and assigns, the “Company”) agrees with you as follows:

1.	PRELIMINARY STATEMENTS.

1.1.	Note Issuances, etc.

Pursuant to that certain Note Purchase Agreement dated as of December 1, 2008 (as in effect immediately prior to giving effect to the Amendments (as defined below) provided for hereby, the “Existing Note Purchase Agreement”, and as amended by this Amendment Agreement (as defined below) and as may be further amended, restated or otherwise modified from time to time, the “Note Purchase Agreement”) the Company issued and sold $67,000,000 in aggregate principal amount of its 9.78% Series G Senior Notes due December 1, 2018 (as amended, restated or otherwise modified from time to time as of the date hereof, the “Notes”). All of the Notes as of the date hereof remain outstanding. The register for the registration and transfer of the Notes indicates that the parties named in Annex 1 (the “Noteholders”) to this Amendment No. 1 to Note Purchase Agreement (the “Amendment Agreement”) are currently the holders of the entire outstanding principal amount of the Notes.

2.	DEFINED TERMS.

Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Existing Note Purchase Agreement.

3.	AMENDMENTS TO THE EXISTING NOTE PURCHASE AGREEMENT.

Subject to Section 5 of this Amendment Agreement, the Required Holders and the Company hereby agree to each of the amendments to the Existing Note Purchase Agreement as provided for by this Amendment Agreement and specified in this Section 3. Such amendments are referred to herein, collectively, as the “Amendments”.

3.1. Section 5.3 of the Existing Note Purchase Agreement is hereby amended by (a) deleting the reference to “December 1, 2008” and inserting “March 31, 2010” in lieu thereof, (b) deleting the reference to “December 31, 2007” and inserting “December 31, 2009” in lieu thereof and (c) amending and restating in its entirety the second sentence thereof to read as follows:

“The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Company and its Subsidiaries as of October 2008.”

3.2. Section 5.15 of the Existing Note Purchase Agreement is hereby amended by deleting the reference to “December 1, 2008” in clause (a) and inserting “June 14, 2010” in lieu thereof.

3.3. Section 7.1 of the Existing Note Purchase Agreement is hereby amended by (a) re-lettering existing clause (h) thereof as clause (i) and (b) adding the following as a new clause (h):

“(h) promptly, and in any event within three (3) Business Days of receipt thereof, a copy of each New Borrowing Base Notice (as defined in the Bank Credit Agreement) (or similar borrowing base notice under any successor agreement) received by the Company; and”

3.4. Section 10.8 of the Existing Note Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(a) The ratio of (i) Present Value of Proved Reserves plus Adjusted Cash to (ii) Indebtedness and Other Liabilities shall at no time be less than 1.75:1 (the “Asset Coverage Ratio”); in addition, for so long as any Bank Credit Agreement is in effect and the Borrowing Base therein is being calculated, at no time shall Indebtedness and Other Liabilities exceed 115% of the Borrowing Base then in effect; provided however, that if at any time the Borrowing Base shall cease to be calculated under any Bank Credit Agreement, then (x) the ratio of (i) Indebtedness and Other Liabilities as of the end of any fiscal quarter of the Company (commencing with the fiscal quarter ended immediately preceding the date Borrowing Base is no longer being calculated) to (ii) Consolidated EBITDAX for the period of four fiscal quarters ending on such date shall not be greater than 3.00:1 and (y) the Asset Coverage Ratio shall no longer be calculated hereunder.

(b) The Present Value of Proved Reserves will be determined and adjusted periodically as follows:

(i) The calculation of Present Value of Proved Reserves will be determined from the most recent Reserve Report.

(ii) Upon any sale by the Company or any Subsidiary of any Petroleum Property including but not limited to a sale of a lesser interest such as a royalty or a net profit interest to the extent the sale of such lesser interest is not considered to create a Lien (other than the sale of hydrocarbons after severance occurring in the ordinary course of the Company’s business), the calculation of Present Value of Proved Reserves shall be reduced, effective on the date of consummation of such sale, by an amount equal to the Present Value of Proved Reserves attributable to Proved Reserves included in such sale.

(iii) Immediately upon acquisition or development by the Company or any Subsidiary of any Petroleum Property owned directly by the Company or any Subsidiary and not reflected in the most recent Reserve Report, the calculation of Present Value of Proved Reserves shall be increased in an amount equal to the Present Value of Proved Reserves attributable to such Petroleum Property.”

3.5. Section 22.3 of the Existing Note Purchase Agreement is hereby amended by inserting the following at the end thereof:

“Notwithstanding the foregoing or any other provision of this Agreement, for purposes of determining compliance with the financial covenants contained in this Agreement, any election by the Company to measure any portion of a non-derivative financial liability at fair value (as permitted by Financial Accounting Standards Board Accounting Standards Codification Section 825-10 or any similar accounting standard), other than to reflect a hedge of such non-derivative financial liability (including both interest rate and foreign currency hedges), shall be disregarded and such determination shall be made as if such election had not been made.”

3.6. The defined terms “Bank Credit Agreement” and “Present Value of Proved Reserves” appearing in Schedule B of the Existing Note Purchase Agreement are each hereby amended and restated to read as follows, respectively:

““Bank Credit Agreement” means the Credit Agreement dated as of April 24, 2009 among the Company, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Banc of America Securities LLC, as syndication agent, and Bank of Montreal, as documentation agent, as such agreement hereafter may be amended, restated, supplemented, modified, refinanced, extended or replaced.”

““Present Value of Proved Reserves” means, at any time, the net present value, discounted at 10% per annum, of the future after-tax net revenues expected to accrue to the Company’s and its Subsidiaries’ collective interests in Proved Reserves expected to be produced from their Petroleum Properties during the remaining expected economic lives of such reserves. Each calculation of such expected future net revenues shall be made in accordance with the then existing standards of the Society of Petroleum Engineers, provided that in any event (a) appropriate deductions shall be made for severance and ad valorem taxes, and for operating, gathering, transportation and marketing costs required for the production and sale of such reserves, (b) appropriate adjustments shall be made for hedging operations, provided that Swap Agreements with non-investment grade counterparties shall not be taken into account to the extent that such Swap Agreements improve the position of or otherwise benefit the Company or any of its Subsidiaries, (c) the pricing assumptions used in determining net present value for any particular reserves shall be based upon the following price decks: (i) for natural gas, the quotation for deliveries of natural gas for each such year from the New York Mercantile Exchange for Henry Hub, provided that with respect to quotations for calendar years after the fifth calendar year, the quotation for the fifth calendar year shall be applied and (ii) for crude oil, the quotation for deliveries of West Texas Intermediate crude oil for each such calendar year from the New York Mercantile Exchange for Cushing, Oklahoma, provided that with respect to quotations for calendar years after the fifth calendar year, the quotation for the fifth calendar year shall be applied, and (d) the cash-flows derived from the pricing assumptions set forth in clause (c) above shall be further adjusted to account for the historical basis differentials for each month during the preceding 12-month period calculated by comparing realized crude oil and natural gas prices to Cushing, Oklahoma and Henry Hub NYMEX prices for each month during such period; provided that in calculating the Present Value of Proved Reserves, Proved Undeveloped Reserves shall not be taken into account to the extent that more than 30% of the Present Value of Proved Reserves is attributable to Proved Undeveloped Reserves.”

3.7. Schedule B of the Existing Note Purchase Agreement shall be amended by adding the following new definitions in their proper alphabetical order:

““Borrowing Base” shall have the meaning set forth in the Bank Credit Agreement.”

““Consolidated EBITDAX” means, for any period, the sum of (a) Consolidated Net Income of the Company and its Subsidiaries for such period, plus (b) the following expenses or charges, without duplication and to the extent deducted in calculating such Consolidated Net Income for such period: (i) Consolidated Interest Expense, (ii) income and franchise taxes, (iii) depreciation, depletion, amortization, exploration and abandonment expenses, and intangible drilling costs, (iv) lease impairment expenses; (v) extraordinary losses (or less extraordinary gains) attributable to writeups or writedowns of assets, including ceiling test writedown and impairments of long-lived assets, (vi) other noncash charges, and (vii) to the extent expensed and recognized in such period, the transaction fees and expenses incurred on or about the closing of the First Amendment in connection with the negotiation, execution and closing of the First Amendment in an aggregate amount not to exceed $4,000,000, minus (c) all noncash income added to Consolidated Net Income; provided that EBITDAX (and any defined term used herein) for any applicable period shall be calculated on a pro forma basis for any acquisitions or dispositions during such period, as if such acquisition or disposition had occurred on the first day of such period and, concurrently with such determination, the Company shall furnish to the holders of the Notes audited financial statements or other financing information with respect to such business entity demonstrating to the reasonable satisfaction of the Required Holders the basis for such computations.”

““Consolidated Interest Expense” is defined in Section 10.9(c).”

““Consolidated Net Income” means with respect to the Company and its Subsidiaries, for any period, the aggregate of the net income (or loss) of the Company and its Subsidiaries after allowances for taxes for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein) the following: (a) the net income of any Person in which the Company or any Subsidiary has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of the Company and its Subsidiaries in accordance with GAAP), except to the extent of the amount of dividends or distributions actually paid in cash during such period by such other Person to the Company or a Subsidiary, as the case may be; (b) the net income (but not loss) during such period of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions or transfers or loans by such Subsidiary is not at the time permitted by operation of the terms of its charter or any agreement, instrument or Governmental Requirement applicable to such Subsidiary or is otherwise restricted or prohibited, in each case determined in accordance with GAAP; (c) the net income (or loss) of any Person acquired in a pooling-of-interests transaction for any period prior to the date of such transaction; (d) any extraordinary gains or losses during such period and (e) any gains or losses attributable to writeups or writedowns of assets, including ceiling test writedowns and impairments of long-lived assets.”

““First Amendment” shall mean that certain Amendment No. 1 to Note Purchase Agreement, dated as of June 30, 2010, among the Company and the holders of Notes party thereto.”

““Governmental Requirement” means any law, statute, code, ordinance, order, determination, rule, regulation, judgment, decree, injunction, franchise, permit, certificate, license, rules of common law, authorization or other directive or requirement, whether now or hereinafter in effect, of any Governmental Authority.”

3.8. Schedules 5.4, 5.5 and 5.15 of the Existing Note Purchase Agreement are hereby amended and restated in their entireties as set forth on Schedules 5.4, 5.5 and 5.15, respectively, attached hereto.

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

To induce you to enter into this Amendment Agreement and to consent to the Amendments, the Company represents and warrants as follows:

4.1.	Reaffirmation of Representations and Warranties.

After giving effect to this Amendment Agreement, all of the representations and warranties contained in Section 5 of the Existing Note Purchase Agreement are correct with the same force and effect as if made by the Company on the date hereof (or, if any representation or warranty is expressly stated to have been made as of a specific date, as of such date).

4.2.	Organization, Power and Authority, etc.

The Company has all requisite corporate power and authority to enter into and perform its obligations under this Amendment Agreement.

4.3.	Legal Validity.

The execution and delivery of this Amendment Agreement by the Company and compliance by the Company with its obligations hereunder and under the Note Purchase Agreement: (a) are within the corporate powers and authority of the Company; and (b) will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other Material agreement or instrument to which the Company is bound or by which the Company or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company.

This Amendment Agreement has been duly authorized by all necessary action on the part of the Company, has been executed and delivered by a duly authorized officer of the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, arrangement, insolvency, moratorium, or other similar laws affecting the enforceability of creditors’ rights generally and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.4.	No Defaults.

No event has occurred and no condition exists that: (a) would constitute a Default or an Event of Default or (b) could reasonably be expected to have a Material Adverse Effect.

4.5.	Disclosure.

This Amendment Agreement and the documents, certificates or other writings delivered to the Noteholders by or on behalf of the Company in connection therewith, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. There is no fact known to the Company that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the other documents, certificates and other writings delivered to the Noteholders by or on behalf of the Company specifically for use in connection with the transactions contemplated by the this Amendment Agreement.

5.	EFFECTIVENESS OF AMENDMENTS.

The Amendments shall become effective only upon the date of the satisfaction in full of the following conditions precedent (the “Effective Date”):

5.1. Execution and Delivery of this Amendment Agreement.

The Company and the Required Holders shall have executed and delivered this Amendment Agreement.

5.2. Representations and Warranties True.

The representations and warranties set forth in Section 4 shall be true and correct on such date in all respects.

5.3. Authorization.

The Company shall have authorized, by all necessary action, the execution, delivery and performance of all documents, agreements and certificates in connection with this Amendment Agreement.

5.4. Amendment to 2001 Note Purchase Agreement.

The Company shall have delivered to the Noteholders a fully executed copy of that certain Amendment No. 1 to Note Purchase Agreement, dated as of the date hereof, by and among the Company and each of the Persons signatory thereto with respect to that certain Note Purchase Agreement, dated as of July 26, 2001, together with each of the other instruments and agreements executed and/or delivered in connection therewith, in each case in form and substance reasonably satisfactory to the Required Holders.

5.5. Amendment to July 2008 Note Purchase Agreement.

The Company shall have delivered to the Noteholders a fully executed copy of that certain Amendment No. 1 to Note Purchase Agreement, dated as of the date hereof, by and among the Company and each of the Persons signatory thereto with respect to that certain Note Purchase Agreement, dated as of July 16, 2008, together with each of the other instruments and agreements executed and/or delivered in connection therewith, in each case in form and substance reasonably satisfactory to the Required Holders.

5.6. Amendment to Bank Credit Agreement.

The Company shall have delivered to the Noteholders a fully executed copy of that certain First Amendment to Credit Agreement, dated as of June 17, 2010, by and among the Company, JPMorgan Chase Bank, N.A., as administrative agent and the lenders party thereto, together with each of the other instruments and agreements executed and/or delivered in connection therewith, in each case in form and substance reasonably satisfactory to the Required Holders.

5.7. Amendment Fee.

The Company shall have paid the amendment fee in accordance with Section 7 below.

5.8. Special Counsel Fees.

The Company shall have paid the reasonable fees and disbursements of Noteholders’ special counsel in accordance with Section 6 below.

5.9. Proceedings Satisfactory.

All proceedings taken in connection with this Amendment Agreement and all documents and papers relating thereto shall be satisfactory to the Noteholders signatory hereto and their special counsel, and such Noteholders and their special counsel shall have received copies of such documents and papers as they or their special counsel may reasonably request in connection herewith.

6.	EXPENSES.

Whether or not the Amendments become effective, the Company will promptly (and in any event within thirty (30) days of receiving any statement or invoice therefor) pay all reasonable fees, expenses and costs of your special counsel, Bingham McCutchen LLP, incurred in connection with the preparation, negotiation and delivery of this Amendment Agreement and any other documents related thereto. Nothing in this Section shall limit the Company’s obligations pursuant to Section 15.1 of the Existing Note Purchase Agreement.

7.	AMENDMENT FEE.

The Company shall pay to each Noteholder, on or prior to the Effective Date, an amendment fee equal to, in the aggregate, 0.30% of the outstanding principal amount of the Notes held by each such Noteholder, such fee to be paid to the account or accounts designated by each Noteholder pursuant to Section 14 of the Existing Note Purchase Agreement.

8.	MISCELLANEOUS.

8.1. Part of Existing Note Purchase Agreement; Future References, etc.

This Amendment Agreement shall be construed in connection with and as a part of the Note Purchase Agreement and, except as expressly amended by this Amendment Agreement, all terms, conditions and covenants contained in the Existing Note Purchase Agreement are hereby ratified and shall be and remain in full force and effect. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Amendment Agreement may refer to the Note Purchase Agreement without making specific reference to this Amendment Agreement, but nevertheless all such references shall include this Amendment Agreement unless the context otherwise requires.

8.2. Counterparts, Facsimiles.

This Amendment Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto. Delivery of an executed signature page by facsimile transmission shall be effective as delivery of a manually signed counterpart of this Amendment Agreement.

8.3. Governing Law.

THIS AMENDMENT AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD PERMIT THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

[Remainder of page intentionally left blank. Next page is signature page.]

If you are in agreement with the foregoing, please so indicate by signing the acceptance below on the accompanying counterpart of this Amendment Agreement and returning it to the Company, whereupon it will become a binding agreement among you and the Company.

CABOT OIL & GAS CORPORATION

By:	/s/ Scott C. Schroeder
Name:
Title:

Signature Page to Amendment No. 1 to December 2008 Note Purchase Agreement

The foregoing Amendment Agreement is hereby accepted as of the date first above written. By its execution below, each of the undersigned represents that it is the owner of one or more of the Notes and is authorized to enter into this Amendment Agreement in respect thereof.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By:	/s/ Adam Wise
Name: Adam Wise
Title: Director

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ Adam Wise
Name: Adam Wise
Title: Authorized Signatory

UNUM LIFE INSURANCE COMPANY OF AMERICA

By:	Provident Investment Management, LLC
Its:	Agent

	By:	/s/ Ben Vance
Name: Ben Vance
Title: Managing Director

KNIGHTS OF COLUMBUS

By:	/s/ Donald R. Kehoe
Name: Donald R. Kehoe
Title: Supreme Secretary

SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

By:	/s/ David Divine
Name: David Divine
Title: Portfolio Manager

Annex 1

Noteholders

John Hancock Life Insurance Company (U.S.A.)

John Hancock Life Insurance Company of New York

Unum Life Insurance Company of America

Knights of Columbus

Southern Farm Bureau Life Insurance Company